

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Carr, Riggs, & Ingram Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Carr, Riggs, & Ingram Capital Advisors, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) carry accounts of or for customers; and (3) carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Elliott Davis, LLC

Franklin, Tennessee
March 17, 2022